Peoples Bancorp®

NASDAQ: PEBO

Investor Presentation

August 2012



Cleveland
77
OH
70
Columbus
Zanesville
Lancaster
33
71
Morgantown
79
Cincinnati
Marietta
50
Ashland
Huntington
WV
64
Charleston
KY

Chuck Sulerzyski
President and Chief Executive Officer

Ed Sloane
Chief Financial Officer and Treasurer

Safe Harbor Statement

Statements in this presentation which are not historical are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include discussions of the strategic plans and objectives or anticipated future performance and events of Peoples Bancorp Inc. ("Peoples").

The information contained in this presentation should be read in conjunction with Peoples' Annual Report on Form 10-K for the fiscal year ended December 31, 2011 and Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, filed with the Securities and Exchange Commission ("SEC") and available on the SEC's website (www.sec.gov) or at Peoples' website (www.peoplesbancorp.com).

Investors are cautioned that forward-looking statements, which are not historical fact, involve risks and uncertainties, including those detailed in Peoples' 2011 Annual Report on Form 10-K filed with the SEC under the section, "Risk Factors" in Part I, Item 1A. As such, actual results could differ materially from those contemplated by forward-looking statements made in this presentation. Management believes that the expectations in these forward-looking statements are based upon reasonable assumptions within the bounds of management's knowledge of Peoples' business and operations. Peoples disclaims any responsibility to update these forward-looking statements to reflect events or circumstances after the date of this presentation.

Key Discussion Points

- Corporate Profile
- Mergers & Acquisitions
- Strategic Priorities
- Investment Rationale

Corporate Profile

Corporate Profile

- Financial holding company headquartered in Marietta, Ohio.
  - Provide a broad range of banking, insurance, and investment services
- Current snapshot:
  - Assets: $1.8 billion
  - Loans: $955 million
  - Deposits: $1.4 million
  - Market capitalization: $230 million
  - Over 125,000 client relationships
  - Over 75,000 households
- Current footprint
  - Located along major transportation routes
  - Demographics:
    - » Total population: Approx. 856,000
    - » Median income: $48,850
  - Key industries:
    - » Health care
    - » Plastics/petrochemicals manufacturing
    - » Oil/gas/coal production (shale opportunities)
    - » Education and social services
    - » Tourism
  - Unemployment rates:
    - » OH: 7.2%
    - » WV: 7.0%
    - » KY: 8.2%
    - » US: 8.2%



OH
WV
KY
Cleveland
Columbus
Zanesville
Lancaster
Cincinnati
Morgantown
Marietta
Ashland
Huntington
Charleston
77
70
71
79
64
33
50

Financial data as of June 30, 2012
Market data as of July 24, 2012

Corporate Culture

- Customer-focused approach to sales and service
  - Offer broad array of financial services
  - Provide exceptional advice and service to clients
  - Build long-lasting relationships
- Pursue disciplined franchise growth
  - Target areas with greater long-term growth potential
  - Add talent to expand sales force in opportunistic markets
  - Selective with acquisitions and expansion
- Sound operating principles
  - Disciplined underwriting and credit culture
  - Generate positive operating leverage
  - Maintain prudent capital and liquidity positions
- Recruit and retain high-quality associates
  - Invest in talent, resources and training to be successful
  - Provide quarterly performance feedback
- Execute for success
  - Generate long-term, stable earnings
  - Increase shareholder value
- Community-oriented
  - Give back to our communities in meaningful ways

Peoples Bancorp

Levers of Success

Asset quality

- Renewed emphasis on credit basics and pricing discipline
- Aggressive resolution of problem loans
- Attention to portfolio management

Revenue growth

- Emphasis on fee-based revenues over net interest income
- Greater sales discipline and management
- Meaningful contribution from acquisitions

Expense management

- Committed to positive operating leverage
- Branch and staff rationalization. Invest in people
- Outsource for efficiency and broader expertise

Capital & liquidity strength

- Prudent deployment of capital
- Maintain capacity to grow our franchise
- Focus on core deposit growth

2012 Year-to-Date Results

- **Strong core operating results**
  - Positive operating leverage
  - All-time record earnings in Q1 2012
- **Favorable asset quality trends**
  - Steady reduction in nonperforming assets
  - Sizable reserve releases in Q1 and Q2
- **Growing, diversified revenue stream**
  - Strong fee-based revenue generation
  - Net interest income being pressured
- **Good operating expense control**
  - Impact of recent cost saving initiatives
  - Q2 2012 impacted by merger costs
- **Solid performance in all 4 LOBs**
  - Insurance commission income up 9%
  - Wealth management revenue up 8%
  - Strong retail deposit growth
  - Higher commercial loan and deposit balances



Earnings per Share
$0.13
$0.26
$0.35
$0.33
$0.63
$0.47
$0.38
$1.10
Q1 2011
Q2 2011
Q3 2011
Q4 2011
Q1 2012
Q2 2012
YTD 2011
YTD 2012



Asset Quality
NCOs to Loans
Provision to Loans
3.21%
2.24%
0.67%
0.97%
0.34%
0.36%
0.43%
-0.20%
0.14%
-0.91%
0.09%
-0.47%
1.94%
1.61%
0.11%
-0.69%
Q1 2011
Q2 2011
Q3 2011
Q4 2011
Q1 2012
Q2 2012
YTD 2011
YTD 2012

Recent Financial Summary

	Metrics	2Q 2011	3Q 2011	4Q 2011	1Q 2012	2Q 2012
Financial Performance	Diluted EPS	$0.26	$0.35	$0.33	$0.63	$0.47
	Return on common equity	5.49%	7.19%	6.69%	12.90%	9.57%
	Return on assets	0.65%	0.86%	0.84%	1.48%	1.11%
	Net interest margin (FTE)	3.43%	3.39%	3.49%	3.41%	3.43%
	Efficiency ratio	67.43%	69.70%	73.53%	65.47%	69.61%
Capital	Tier 1 common equity	12.05%	12.40%	12.82%	13.82%	13.92%
	Total capital	16.97%	17.33%	16.20%	17.20%	17.27%
	TCE to TA (1)	7.83%	8.16%	8.22%	8.28%	8.45%
	Tangible Book Value per share (1)	$12.99	$13.55	$13.53	$13.71	$14.18
Asset Quality	NPAs to loans + OREO	3.71%	3.84%	3.41%	2.25%	1.85%
	NPAs to TCE + ALLL	21.76%	21.97%	19.42%	12.91%	10.50%
	ALLL to total loans	2.68%	2.65%	2.53%	2.25%	2.09%
	Net c/o's to avg loans (2)	0.67%	0.34%	0.43%	0.14%	0.09%
	Loan loss prov to avg loans (2)	0.97%	0.36%	- 0.20%	- 0.91%	- 0.47%

(1) Non-GAAP financial measure. See Appendix for more information.

(2) Presented on an annualized basis

Stock Performance

Total Annual Return


1-Year
3-Year
5-Year
98%
5%
7%
12%
13%
15%
7%
5%
1%
0%
-8%
-2%
Peoples Bancorp
SPX 500 Index
NASDAQ Bank Index
Peer Group

Peer Group data is comprised of the 22 publicly-traded financial institution holding companies more fully defined in Peoples' definitive proxy materials for the 2012 Annual Meeting of Shareholders. Total return includes the impact of dividend payments.

Mergers & Acquisitions

Our M&A Strategy

- Optimize our current footprint
  - Gain market share and improve operating efficiency
  - Create more density through disciplined expansion
- Target areas with characteristics similar to existing markets
  - Expand along major transportation routes
  - Focused on "Mid-major" communities or suburbs of major cities
- Acquire franchises that complement our strategy
  - Capitalize on accretion potential of smaller banks (under $200 million)
  - Improve balance sheet mix and size with larger banks ($200-800 million)
  - Insurance agencies and wealth management providers for revenue diversity
- Improve shareholder return
  - All transactions must be accretive by year 2
  - Recapture tangible book value dilution within 4 years
- Use M&A to augment organic growth

Market Growth Opportunities

I-70 Expansion
- High growth potential
- Recently added new talent

I-77 Expansion
- Possible M&A opportunities
- Wealth management opportunities

I-75 Corridor
- High growth potential
- Attractive market dynamics



OH
Cleveland
77
75
Columbus
70
Dayton
Zanesville
Lancaster
71
33
Cincinnati
Marietta
Athens
Parkersburg
50
Morgantown
79
Ashland
Huntington
64
Charleston
WV
KY

Footprint Development
- Increase market share in all areas
- Insurance & Wealth Management expansion potential

Morgantown Potential
- Minimal community banks
- Nearly 30,000 people

I-64 Expansion
- Insurance & Wealth Management growth opportunities
- Explore banking opportunities

Strategic Priorities

Peoples Bancorp

Strategic Progression

Our path to "top performer" status

	2011	2012	2013 & Beyond
Asset Quality	• Aggressive resolution of problem loans • Redesign credit function	• Return to credit basics • Prudent approach with allowance for loan losses	• Balance growth with risk management • Lessen CRE exposures
Revenue Growth	• Enhance sales and service discipline • Invest in new talent	• Stronger fee generation • Stabilize net interest margin	• Preserve diversity • Balance sheet pricing discipline
Expense Management	• Branch rationalization • Right-size staffing level • Invest for growth	• Return to positive operating leverage • Target efficiency ratio of 66% to 68%	• Maintain positive operating leverage • Gain greater efficiency through acquisitions
Capital & Liquidity Strength	• Repay TARP • Build capacity to grow • Improve funding mix	• Be nimble and well-prepared for action • Annual dividend payout of 25% to 40%	• Generate returns superior to peers • Capitalize on growth opportunities

Strategic Targets

Strategic Focus	Metrics	Actual 2010	Actual 2011	Actual YTD 2012	5-Year Target Range
Improve Asset Quality	NPAs to total loans + OREO	4.64%	3.41%	1.85%	0.80% to 1.00%
	Net charge-offs to average loans (1)	2.66%	1.16%	0.11%	0.25% to 0.50%
Adjust Balance Sheet Mix	Loans to total assets	52.27%	52.31%	52.16%	60% to 65%
	Deposits to total funding	85.45%	86.19%	89.16%	85% to 90%
High Quality, Diversified Revenue Stream	Annual revenue growth	- 2.51%	- 5.04%	3.32%	3.0% to 8.0%
	Non-interest income to total revenue	34.56%	37.90%	39.40%	35% to 40%
Strong Capital Position	Tier 1 common equity	11.59%	12.82%	13.92%	12% to 14%
	TCE to tangible assets (2)	7.17%	8.22%	8.45%	7% to 10%
Operating Leverage	Net interest margin (Fully-tax equivalent)	3.51%	3.43%	3.42%	3.55% to 3.65%
	Efficiency	60.30%	68.98%	67.52%	60% to 65%
Execute on Strategies	Return on common equity	1.76%	5.61%	11.22%	Over 12%
	Return on assets	0.28%	0.69%	1.30%	Over 1.25%
	Dividend payout (3)	119.33%	38.76%	20.08%	25% to 40%

2012 represents year 2 of the 5-year strategy planning period

(1) Presented on an annualized basis
(2) Non-GAAP financial measure. See Appendix for more information
(3) 2011 data includes dividends declared after year-end with respect to fourth quarter earnings.

Key Performance Drivers

Metric	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012
Classified Assets Ratio (1)	45.28%	47.91%	48.02%	40.44%	30.13%
Revenue Growth (2)	- 7.1%	- 5.7%	- 0.4%	2.9%	3.6%
Efficiency Ratio	67.43%	69.70%	73.53%	65.47%	69.61%
Loan Growth (3)	- 1.6%	- 0.3%	0.4%	- 0.2%	1.4%
Pre-Provision Net Revenue to Average Assets (4)	1.34%	1.46%	1.03%	1.68%	1.41%

(1) Substandard loans, OREO, classified investments as a % of Tier I capital +ALLL

(2) Year-over-year growth

(3) Sequential growth in average balances

(4) Non-GAAP measure. See Appendix for more information.

Balance Sheet Trends

Average Balances ($ in millions)	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012
Total Loans	$ 947.6	$ 944.4	$ 948.6	$ 946.2	$ 959.6
Total Investments (1)	655.6	656.2	660.8	664.8	662.5
Interest-Bearing Retail Deposits	1,070.5	1,057.6	1,055.8	1,060.2	1,083.4
Non-Interest-Bearing Retail Deposits	226.7	226.5	236.4	247.5	269.3
Wholesale Funding	286.6	285.4	281.0	272.1	235.2

(1) Carrying value without FHLB/FRB stock

Asset Quality Trends


$186.6
$186.7
$171.7
$154.3
$153.3
$136.7
$109.7
$114.8
$94.9
$87.1
$93.6
$84.8
$75.6
$57.4

($ in millions)

	4Q10	1Q11	2Q11	3Q11	4Q11	1Q12	2Q12
30-89 Days Past Due	$8,651	$14,118	$10,525	$9,847	$10,981	$10,309	$11,814
Nonperforming Loans	$40,477	$32,359	$31,545	$33,103	$30,022	$20,492	$16,618
Watch Loans	$64,385	$84,113	$83,063	$59,899	$67,461	$60,928	$52,247
Classified Loans	$110,330	$90,528	$83,517	$89,956	$82,618	$74,783	$100,583
Net Chargeoffs	$7,396	$7,628	$1,578	$818	$1,023	$331	$205
OREO	$4,495	$4,400	$3,546	$3,667	$2,194	$869	$1,140
Total Criticized Assets	$186,606	$186,669	$171,704	$154,340	$153,296	$136,711	$109,669
Total Classified Assets	$114,825	$94,928	$87,062	$93,623	$84,812	$75,631	$57,422

Investment Rationale

- **Long-standing, stable company**
  - Sizable market share in several areas
  - Strong community reputation and active involvement
- **Unique community banking model**
  - Greater revenue diversity for a community bank our size
  - Local market teams capable of outmaneuvering larger banks
  - More sophistication and product breadth than smaller banks
- **Strong, growing fee-based businesses**
  - Prior insurance acquisitions producing steady returns
  - Potential wealth management opportunities from shale activity
- **Capacity to grow our franchise**
  - Strong capital and liquidity positions
  - Good operating efficiency and discipline
  - Robust and scalable IT capabilities
  - Passionate, talented and diverse associates
- **Dynamic senior management team**
  - Mixture of large bank and small bank experience
  - M&A is a competency

Appendix

Utica / Marcellus Shale Opportunity


Marietta
Peoples Bancorp
Utica
Marcellus
Utica underlying Marcellus


MI
Erie
NY
PA
NJ
IN
OH
Harrisburg
Philadelphia
Pittsburgh
Marietta
WV
KY
VA
TN
NC
Total gas, millions of cubic feet per square mile
Marcellus Shale geologic formation
0 – 58
58 – 149
150 – 349
349 – 710
710 – 1,244
1,245 – 2,460

Peoples Bancorp's current market area overlaps portions of both shale opportunities

Executive Management Team

Officer	Background	Years in Banking PEBO	Years in Banking Total
Chuck W. Sulerzyski President and CEO	• Diverse financial services experience • Progressive executive leadership	1	36
Edward G. Sloane EVP, CFO and Treasurer	• Progressive finance and accounting leadership • Extensive experience with ALM, M&A, strategic planning	4	29
Carol A. Schneeberger EVP, Chief Administrative Officer	• Extensive history of PEBO operations • Experience with audit, ALM and finance activities	35	35
Daniel K. McGill EVP, Chief Commercial Banker	• Prior market leader for a larger bank • Progressive leadership of commercial banking	3	30
Timothy H. Kirtley EVP, Chief Credit Officer	• CRE portfolio management • Progressive credit administration experience	1	20
Richard W. Stafford EVP, Sales and Marketing	• Extensive sales and service experience • Progressive retail banking management	2	24

Focus on Business Lines

Sales and Service Discipline

Define the Goals → Training → Measure-ments → Coaching → Rewards and Consequences

- Leadership sales and coaching training started in December 2011
- Front-line training completed in Q1 2012
- All managers trained in coaching and sales management disciplines
- All client facing personnel trained in cross selling other lines of business

Winning the Checking Account Challenge

- Total fee income increased 3.2% year-over-year in 2012
  - Both service charge and other income related to delivery channels
- Redesigned consumer checking product line in 2011
  - Eliminated "free checking" but provide ability to avoid fees
  - Maintained access to our extensive alternative delivery channels
- Focus on appealing to the 3 types of checking account buyers
  - **For the Fee Buyers:** Basic account that becomes free with direct deposit or only 5 debit card swipes
  - **For Interest Buyers:** Account has a minimum balance but a higher fee if the minimum balance is not met
  - **For Value Buyers:** Created our Power Checking account with benefits:
    - » Free Nationwide ATMs
    - » Health Care Discounts
    - » Local and Online Shopping Savings
    - » Total Identity Theft Protection

Our Capabilities

	National Banks					PEOPLES BANCORP	***Community Banks***				
Online Channel	Chase	Wells Fargo	Bank of America	PNC	Huntington		Advantage Bank	Community Trust	Wes-Banco	First Century	United Bank
Bill Pay	Yes	Yes	Yes	Yes	Yes	**Yes** ★	Yes	Yes	Yes	No	Yes
Electronic Statements	Yes	Yes	Yes	Yes	Yes	**Yes** ★	Yes	No	Yes	No	Yes
Online Account Opening	Yes	Yes	Yes	Yes	Yes	**Yes** ★	No	No	No	No	No
Online Financial Management	No	Yes	Yes	Yes	Yes	**Yes** ★	No	No	No	No	No
ACH, Wires Stop Payments	Yes	Yes	Yes	Yes	Yes	**Yes** ★	Yes	Yes	Yes	Yes	Yes
Positive Pay	Yes	Yes	Yes	Yes	Yes	**Yes** ★	No	No	No	No	No
Tax Services	Yes	Yes	Yes	Yes	Yes	**Yes** ★	Yes	No	Yes	No	No
P2P Payments	Yes	Yes	Yes	Yes	Pending	**Pending**	No	No	No	No	No
Online Chat	No	No	Yes	Yes	Yes	**Yes** ★	No	No	No	No	No
Mobile Channel											
Text Alerts	Yes	Yes	Yes	Yes	Yes	**Yes** ★	No	No	Yes	No	No
Bill Pay-Specific to Mobile	Yes	Yes	Yes	Yes	Yes	**Yes** ★	No	No	No	No	No
iPhone/iPad/Andriod Apps	Yes	Yes	Yes	Yes	Yes	**Yes** ★	No	No	Yes	No	No
Text Banking	Yes	Yes	Yes	Yes	Yes	**Yes** ★	No	No	Yes	No	No
Mobile Deposit Capabilities	Yes	Yes	In Process	Yes	No	**Sept 2012**	No	No	No	No	No
Business Support Center	Yes	Yes	Yes	Yes	Yes	**Yes** ★	No	No	Yes	No	No
Social Media Channel											
Facebook	Yes	Yes	Yes	Yes	Yes	**Yes** ★	Yes	No	Yes	Yes	No
Twitter	Yes	Yes	Yes	Yes	Yes	**Yes** ★	No	No	Yes	No	No
YouTube	Yes	Yes	Yes	Yes	Yes	**Yes** ★	No	No	No	No	No
LinkedIn	Yes	Yes	Yes	Yes	Yes	**Yes** ★	Yes	Yes	Yes	Yes	No
Other Channels											
Prepaid Debit Card	Yes	Yes	Yes	Yes	No	**Yes** ★	No	No	No	No	No
Prepaid Gift Card	Yes	Yes	Yes	Yes	Yes	**Yes** ★	No	No	No	No	Yes
Employer-Loaded PayCards	Yes	N/A	Yes	N/A	Yes	**Yes** ★	No	No	No	No	No

★ **indicates Peoples has advantage over Community Bank group**

Information accurate as of July, 2012

Peoples Bancorp

Earnings Performance

Annual Results


$1.71
$0.72
$1.94
$0.78
$2.01
$0.83
$1.74
$0.88
$0.72
$0.91
$0.22
$0.66
$0.34
$0.40
$1.07
$0.41
2004
2005
2006
2007
2008
2009
2010
2011
Earnings per common share
Cash dividends declared per common share

Quarterly Results


$0.13
$0.10
$0.26
$0.10
$0.35
$0.10
$0.33
$0.11
$0.63
$0.11
$0.47
$0.12
Q1 2011
Q2 2011
Q3 2011
Q4 2011
Q1 2012
Q2 2012

Dividend data presented above reflects amounts declared with respect to earnings for the quarterly period indicated. Beginning in Q2 2011, Peoples modified the quarterly dividend schedule to consider and declare dividends during the first month following quarter-end.

Net Interest Margin


5.32%
5.24%
5.24%
4.94%
4.89%
4.81%
4.66%
4.64%
4.45%
4.35%
3.52%
3.49%
3.58%
3.44%
3.43%
3.43%
3.39%
3.49%
3.41%
3.43%
2.09%
2.04%
1.94%
1.77%
1.72%
1.63%
1.51%
1.39%
1.26%
1.14%
Q1 2010
Q2 2010
Q3 2010
Q4 2010
Q1 2011
Q2 20111
Q3 2011
Q4 2011
Q1 2012
Q2 2012
Earning Assets
Net Interest Margin
Interest Bearing liabilities

Presented on a fully-tax equivalent basis

Operating Leverage

Year-over-Year Change in Revenue & Expenses



Total Operating Expenses
7.9%
0.5%
-7.8%
-0.9%
-2.6%
0.3%
2.9%
10.5%
16.6%
2.7%
6.2%
Total Revenue
2.9%
-1.3%
-3.1%
-1.2%
-4.5%
-6.8%
-7.1%
-5.7%
-0.4%
2.9%
3.6%
Q4 2009
Q1 2010
Q2 2010
Q3 2010
Q4 2010
Q1 2011
Q2 2011
Q3 2011
Q4 2011
Q1 2012
Q2 2012

Total Revenue represents Net Interest Income plus Non-interest Income, exclusive of any gains or losses.

Non-Interest Income

($ in thousands)



$30,379
$31,350
$32,097
$32,050
$31,634
$32,944

	2006	2007	2008	2009	2010	2011
Other	$3,288	$3,385	$3,037	$3,594	$3,173	$3,224
E-Banking	$3,080	$3,524	$3,882	$3,954	$4,686	$5,142
Trust & investment	$4,258	$4,983	$5,139	$4,722	$5,348	$5,548
Insurance	$9,538	$9,568	$9,902	$9,390	$8,846	$9,265
Deposit service charges	$10,215	$9,890	$10,137	$10,390	$9,581	$9,765

Revenue & Expense Trends

($ in millions)

Operating Revenues


3.29%
3.32%
3.51%
3.48%
3.51%
3.43%
$83.6
$86.9
36%
38%
2006
2007
2008
2009
2010
2011
Net interest income
Non-interest income
Net interest margin

Operating Expenses


57.51%
57.07%
56.30%
60.14%
60.30%
68.98%
$51.3
$61.3
51%
547 FTEs
559 FTEs
546 FTEs
537 FTEs
534 FTEs
55%
513 FTEs
2006
2007
2008
2009
2010
2011
Salary & Benefits
Other operating expense
FDIC expense
Efficiency ratio

FTEs = Full-time equivalent employees

Balance Sheet Trends

($ in millions)

Earning Assets



$1,105.2
$1,081.1
$1,024.8
$1,024.7
$988.9
$983.7
$934.0
$923.6
$915.0
$925.6
$914.8
$922.9
$935.4
$567.4
$710.0
$763.7
$767.0
$747.2
$682.4
$687.6
$664.5
$678.8
$672.4
$675.8
$676.8
$689.0
2007
2008
2009
Q1 2010
Q2 2010
Q3 2010
Q4 2010
Q1 2011
Q2 2011
Q3 2011
Q4 2011
Q1 2012
Q2 2012
Net Loans
Total Investments

Funding Sources



$473.8
$482.6
$549.7
$550.4
$554.3
$563.1
$553.6
$603.5
$605.1
$608.9
$607.4
$696.1
$702.6
$653.0
$731.9
$743.8
$768.2
$739.4
$733.5
$720.5
$691.4
$685.9
$669.2
$679.7
$648.4
$661.0
$536.6
$581.6
$448.5
$428.9
$417.4
$332.2
$319.2
$297.1
$281.5
$289.6
$280.6
$228.2
$227.1
2007
2008
2009
Q1 2010
Q2 2010
Q3 2010
Q4 2010
Q1 2011
Q2 2011
Q3 2011
Q4 2011
Q1 2012
Q2 2012
Retail CD & MMDA
Checking & Savings
Wholesale funding

Loan Composition

($ in thousands)



	2006	2007	2008	2009	2010	2011	Q1 2012	Q2 2012
Retail	$419,868	$363,363	$368,983	$356,682	$353,882	$356,720	$356,128	$355,287
C&I	$191,847	$171,937	$178,834	$159,915	$153,192	$140,857	$150,431	$161,893
CRE	$520,679	$585,641	$556,215	$535,461	$453,123	$440,929	$437,544	$438,098

Asset Quality Trends

($ in millions)

Provision for Loan Losses & Net Charge-offs



2.58%
2.68%
2.65%
2.53%
2.25%
2.09%
$7,628.0
$5,311.0
$2,295.0
$1,578.0
$865.0
$818.0
$1,023.0
$331.0
$204.0
$(473.0)
$(2,137.0)
$(1,120.0)
Provision for loan losses
Net charge-offs
ALLL to Loans
Q1 2011
Q2 2011
Q3 2011
Q4 2011
Q1 2012
Q2 2012

Nonperforming Assets



3.85%
3.71%
3.84%
3.41%
2.25%
1.85%
$36.8
$35.1
$36.8
$32.2
$21.4
$17.8
Q1 2011
Q2 2011
Q3 2011
Q4 2011
Q1 2012
Q2 2012
NPLs
OREO
NPAs to Loans + OREO

Allowance for Loan Losses



75.6%
79.8%
76.2%
79.0%
103.7%
119.9%
$24.4
$25.2
$25.2
$23.7
$21.2
$19.9
Q1 2011
Q2 2011
Q3 2011
Q4 2011
Q1 2012
Q2 2012
Allowance to NPLs

Classified Assets



50.28%
45.28%
47.91%
48.02%
40.44%
30.13%
$94.9
$84.1
$87.1
$83.1
$93.6
$59.9
$84.8
$67.5
$75.6
$60.9
$57.4
$52.2
Q1 2011
Q2 2011
Q3 2011
Q4 2011
Q1 2012
Q2 2012
Classified assets
Watch loans
Classified Assets to Tier 1 + ALLL

Deposit Composition



	2006	2007	2008	2009	2010	2011	Q1 2012	Q2 2012
Checking & Savings	$376,229	$372,766	$376,845	$437,623	$427,912	$484,453	$534,272	$546,767
Public Funds	$78,900	$101,039	$105,714	$112,074	$122,444	$122,916	$161,798	$155,881
MMDs	$134,387	$153,299	$213,498	$263,257	$289,657	$268,410	$255,907	$249,608
Retail CDs	$514,885	$499,684	$518,401	$480,512	$430,886	$411,247	$392,503	$411,401

Non-GAAP Measures

Pre-provision net revenue (PPNR) income represents a non-GAAP financial measure commonly used to evaluate the operating performance and trends of financial services companies, including Peoples. PPNR represents the earnings capacity that can be either retained in order to build capital or used to absorb unexpected losses and preserve existing capital.

	Year Ended December 31,				
	2007	**2008**	**2009**	**2010**	**2011**
Income before income taxes	$ 23,874	$ 7,615	$ 3,126	$ 5,753	$ 17,151
Add: Provision for loan losses	3,959	27,640	25,721	26,916	7,998
Add: Impairment losses	6,170	4,260	7,707	1,786	–
Add: Loss on Debt Extinguishment	–	–	–	3,630	–
Less: Gains on securities	108	1,668	1,446	6,852	473
Pre-provision net revenue	**$ 33,895**	**$ 37,847**	**$ 35,108**	**$ 31,233**	**$ 24,676**
Average Assets	$1,872,117	$1,910,002	$2,024,311	$1,961,727	$1,811,079
Pre-provision net revenue to average assets	1.81%	1.98%	1.73%	1.59%	1.36%

	Q2 2011	**Q1 2012**	**Q2 2012**	**YTD June 2011**	**YTD June 2012**
Income before income taxes	$ 3,808	$ 9,736	$ 7,501	$ 6,168	$ 17,237
Add: Provision for loan losses	2,295	–	–	7,606	–
Add: Loss on Debt Extinguishment	–	3,111	–	–	3,111
Less: Recovery of loan losses	–	2,137	1,120	–	3,257
Less: Gains on securities	56	3,163	–	416	3,163
Pre-provision net revenue	**$ 6,047**	**$ 7,547**	**$ 6,381**	**$ 13,358**	**$ 13,928**
Average Assets	$1,808,731	$1,806,741	$1,823,551	$1,816,684	$1,814,834
Pre-provision net revenue to average assets	1.34%	1.68%	1.41%	1.48%	1.53%

Non-GAAP Measures

Peoples uses tangible common equity ratios to evaluate the adequacy of Peoples' stockholders' equity. Such ratios represent non-GAAP financial information since their calculation removes the impact of intangible assets acquired through acquisitions on the consolidated balance sheets . Management believes this information is useful to investors since it facilitates the comparison of Peoples' operating performance, financial condition and trends to peers, especially those without a level of intangible assets similar to that of Peoples. The following table reconciles the calculation of these non-GAAP financial measures to amounts reported in Peoples' consolidated financial statements.

	As of December 31,					
($ in Thousands)	2006	2007	2008	2009	2010	2011
Tangible Common Equity:						
Total stockholders' equity, as reported	$ 197,169	$ 202,836	$ 186,626	$ 243,968	$ 230,681	$ 206,657
Less: goodwill and other intangible assets	68,852	68,029	66,406	65,599	64,870	64,475
Less: preferred stockholders' equity	-	-	-	38,543	38,645	-
Tangible common equity	$ 128,317	$ 134,807	$ 120,220	$ 139,826	$ 127,166	$ 142,182
Tangible Assets:						
Total assets, as reported	$ 1,875,255	$ 1,885,553	$ 2,002,338	$ 2,001,827	$ 1,837,985	$ 1,794,161
Less: goodwill and other intangible assets	68,852	68,029	66,406	65,599	64,870	64,475
Tangible assets	$ 1,806,403	$ 1,817,524	$ 1,935,932	$ 1,936,228	$ 1,773,115	$ 1,729,686
Tangible Common Equity to Tangible Assets Ratio:						
Tangible common equity	$ 128,317	$ 134,807	$ 120,220	$ 139,826	$ 127,166	$ 142,182
Tangible assets	$ 1,806,403	$ 1,817,524	$ 1,935,932	$ 1,936,228	$ 1,773,115	$ 1,729,686
Tangible common equity to tangible assets	7.10%	7.42%	6.21%	7.22%	7.17%	8.22%
Tangible Book Value per Share						
Tangible common equity	$ 128,317	$ 134,807	$ 120,220	$ 139,826	$ 127,166	$ 142,182
Common shares outstanding	10,651,985	10,296,748	10,333,884	10,374,637	10,457,327	10,507,124
Tangible book value per share	$ 12.05	$ 13.09	$ 11.63	$ 13.48	$ 12.16	$ 13.53

Non-GAAP Measures

Peoples uses tangible common equity ratios to evaluate the adequacy of Peoples' stockholders' equity. Such ratios represent non-GAAP financial information since their calculation removes the impact of intangible assets acquired through acquisitions on the consolidated balance sheets . Management believes this information is useful to investors since it facilitates the comparison of Peoples' operating performance, financial condition and trends to peers, especially those without a level of intangible assets similar to that of Peoples. The following table reconciles the calculation of these non-GAAP financial measures to amounts reported in Peoples' consolidated financial statements.

($ in Thousandands)	June 30, 2011	September 30, 2011	December 31, 2011	March 31, 2012	June 30, 2012
Tangible Common Equity:					
Total stockholders' equity, as reported	$ 218,527	$ 224,530	$ 206,657	$ 208,666	$ 214,623
Less: goodwill and other intangible assets	64,602	64,489	64,475	64,429	65,383
Less: preferred stockholders' equity	17,862	17,875	-	-	-
Tangible common equity	$ 136,063	$ 142,166	$ 142,182	$ 144,237	$ 149,240
Tangible Assets:					
Total assets, as reported	$ 1,802,703	$ 1,805,743	$ 1,794,161	$ 1,805,923	$ 1,831,359
Less: goodwill and other intangible assets	64,602	64,489	64,475	64,429	65,383
Tangible assets	$ 1,738,101	$ 1,741,254	$ 1,729,686	$ 1,741,494	$ 1,765,976
Tangible Common Equity to Tangible Assets Ratio:					
Tangible common equity	$ 136,063	$ 142,166	$ 142,182	$ 144,237	$ 149,240
Tangible assets	$ 1,738,101	$ 1,741,254	$ 1,729,686	$ 1,741,494	$ 1,765,976
Tangible common equity to tangible assets	7.83%	8.16%	8.22%	8.28%	8.45%
Tangible Book Value per Share					
Tangible common equity	$ 136,063	$ 142,166	$ 142,182	$ 144,237	$ 149,240
Common shares outstanding	10,478,149	10,489,400	10,507,124	10,521,548	10,526,954
Tangible book value per share	$ 12.99	$ 13.55	$ 13.53	$ 13.71	$ 14.18

Peoples Bancorp®

NASDAQ: PEBO


Cleveland
77
OH
70
Columbus
Zanesville
Lancaster
33
71
Morgantown
79
Cincinnati
Marietta
50
Ashland
Huntington
WV
64
Charleston
KY

Investor Presentation

August 2012

Chuck Sulerzyski
President and Chief Executive Officer

Ed Sloane
Chief Financial Officer and Treasurer